SECURITIES AND EXCHANGE COMMISSION

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2015 MAR 13 AM 10: 17
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MAR 12 2015
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52676

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JSB PARTNERS, LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

460 TOTTEN POND ROAD, SUITE 480
(No. and Street)

WALTHAM	MA	02451
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
WOLFGANG STOIBER (978) 318-9799
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BRACE & ASSOCIATES, PLLC
(Name – *if individual, state last, first, middle name*)

PMB 335, 123 NASHUA RD, UNIT 17	LONDONDERRY	NH	03053
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

9/27/15

OATH OR AFFIRMATION

I, WOLFGANG STOIBER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JSB PARTNERS, LP, as of DECEMBER 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

[signature]

Signature

MANAGING PARTNER

Title

Feb. 19, 2015

[signature]

Notary Public

NEHAD M. SOLIMAN
Notary Public, Commonwealth of Massachusetts
My Commission Expires January 20, 2017

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

On this 19 day of February, 2015, before me, the undersigned notary public, personally appeared ______ (name of document signer), proved to me through satisfactory evidence of identification, which were MA DL S33530985 to be the person who signed the preceding or attached document in my presence, and who swore or affirmed to me that the contents of the document are truthful and accurate to the best of (his) (her) knowledge and belief.

[signature] (official signature and seal of notary)

2/19/2015.

JSB PARNTERS, LP

FINANCIAL STATEMENTS

DECEMBER 31, 2014

BRACE & ASSOCIATES, PLLC

Certified Public Accountant

PMB 335, 123 NASHUA ROAD, UNIT 17 LONDONDERRY, NH 03053 TEL. (603) 889-4243

FAX (603) 882-7371

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners
of JSB Partners, LP

We have audited the accompanying consolidated financial statements of JSB Partners, LP (a Delaware limited partnership) its subsidiary and branch office(The Company) which comprise the consolidated statement of financial condition as of December 31, 2014, and the related consolidated statements of income, consolidated changes in partners' equity, and consolidated cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the consolidated financial statements and supplemental information. JSB Partners, LP's management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We did not audit the financial statements of JSB Partners, GmbH, a wholly-owned subsidiary or the financial statements of JSB Partners, LP Zug Branch, a branch office of the Company located in Switzerland, which statements reflect total assets constituting 49% of consolidated total assets at December 31, 2014, and total revenues constituting 58% of consolidated revenues for the year then ended. Those statements were audited by other auditors, whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for JSB Partners, GmbH and JSB Partners, LP Zug Branch, is based solely on the reports of the auditors.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, based on our audit and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial condition of JSB Partners, LP and its subsidiary and branch office as of December 31, 2014, and the results of their operations and their cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule I has been subjected to audit procedures performed in conjunction with the audit of JSB Partners, LP's consolidated financial statements. The supplemental information is the responsibility of JSB Partners, LP's management. Our audit procedures included determining whether the supplemental information reconciles to the consolidated financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the consolidated financial statements as a whole.

Brace & Associates, PLLC

Brace & Associates, PLLC

Londonderry, NH

February 13, 2015

JSB PARTNERS, L.P.

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

ASSETS

Cash	$	692,403
Restricted cash		11,188
Receivable from customers, net of allowance for doubtful accounts of $0		78,638
Receivable from non-customers		31,697
Prepaid expenses and other assets		67,926
Furniture and equipment, at cost, less accumulated depreciation of $198,249		29,805
Total assets	$	911,657

LIABILITIES AND PARTNERS' CAPITAL

Accounts payable and accrued expenses	$	187,239
Distribution payable		-
Deferred revenue		201,133
Income taxes payable		30,315
Total liabilities		418,687
Partners' capital		492,970
Total liabilities and partners' capital	$	911,657

JSB PARTNERS, L.P.

CONSOLIDATED STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2014

Revenues:	
Fee income	$ 594,083
Other income	129,692
Gain from sale of asset	-
Interest income	546
	724,321
Expenses:	
Employee compensation, guaranteed payments, and benefits	378,326
Consulting fees	119,700
Communications and data processing	154,492
Interest expense	-
Legal and professional fees	323,069
Occupancy expenses	159,417
Other operating expenses	278,761
	1,413,765
Income (loss) before income taxes	(689,444)
Trade and income taxes benefit	(77,602)
Net income(loss)	(611,842)
Other comprehensive income:	
Foreign currency translation adjustments	(8,647)
Comprehensive income (loss)	$ (620,489)

The accompanying notes are an integral part of these financial statements.

JSB PARTNERS, L.P.

CONSOLIDATED STATEMENT OF CHANGES IN PARTNERS' CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2014

Partners' capital at beginning of year	$	1,755,613
Net income		(620,489)
Partners' contributions		-
Partners' distributions		(592,878)
Foreign currency translation adjustment		(49,276)
Partners' capital at end of year	$	492,970

The accompanying notes are an integral part of these financial statements.

JSB PARTNERS, L.P.

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2014

Cash flows from operating activities:		
Net income		$ (620,489)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	$ 30,849	
Gain on sale of asset	-	
(Increase) decrease in operating assets:		
Decrease in restricted cash	1,294	
Decrease in receivables from customers	3,939	
Increase in receivables from non-customers	(30,336)	
Increase in prepaid expenses	(12,568)	
Increase (decrease) in operating liabilities:		
Decrease in accounts payable and accrued expenses	(12,530)	
Increase in deferred revenue	201,133	
Decrease in income taxes payable	(199,849)	
Total adjustments		(18,068)
Net cash provided by operating activities		(638,557)
Cash flows from investing activities:		
Proceeds from sale of fixed assets	-	
Acquisition of fixed assets	(1,482)	(1,482)
Cash flows from financing activities:		
Contributions from partners	-	
Distributions to partners	(628,252)	(628,252)
Effect of foreign currency translation on cash		(14,106)
Net decrease in cash		(1,282,397)
Cash at beginning of year		1,974,800
Cash at end of year		$ 692,403

The accompanying notes are an integral part of these financial statements.

JSB PARTNERS, L.P.

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2014

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the year for:

Interest	$	-
Income taxes	$	122,247

Disclosure of accounting policy:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Noncash investing and financing activities:

Reduction of tax distributions to partners for prepaid taxes	$	35,374

The accompanying notes are an integral part of these financial statements.

JSB PARTNERS, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2014

NOTE 1- SIGNIFICANT ACCOUNTING POLICIES

The Company, a Delaware limited partnership, was organized in July 1999. The partnership shall continue in existence until December 31, 2049, unless terminated at an earlier date. It operates as a registered broker-dealer under the Securities and Exchange Act of 1934. The Company's principle business is acting as financial advisors to Biotech and Pharmaceutical companies in their acquisitions and merger efforts.

Organizational Structure

The Partnership agreement provides for profits or losses from success fee revenues to be allocated 50% to each individual Limited Partner responsible, the second 25% to the Limited Partners pro rata, the remaining 25% to the General Partner. For non success fee revenues the profits or losses will be allocated 70% to the Limited Partners and 30% to the General Partner.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of Consolidation

The accompanying financial statements include the accounts JSB Partners, L.P., JSB Partners, GmbH, a wholly owned German subsidiary and JSB Partners, L.P., Wilmington, Zug Branch, a branch office of the US Company in Switzerland. Significant Intercompany balances and transactions have been eliminated in consolidation.

Restricted Cash

The Company has placed $11,188 in term deposit accounts to serve as cash collateral for standby letters of credit in connection with operating leases.

NOTE 1- SIGNIFICANT ACCOUNTING POLICIES (Continued)

Translation of Foreign Currency

Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, while the income statement accounts are translated at average rates of exchange for the year. Gains or losses resulting from foreign currency transactions are included in net income. A foreign currency transaction loss of $8,647 is included in net income for the year ended December 31, 2014.

Fixed Assets

Property and equipment are recorded at cost. The cost of maintenance and repairs are charged to expense as incurred. Major improvements to property and equipment are capitalized. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Depreciation expense for 2014 was $30,849.

Securities Transactions

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management. These securities include investment securities (a) for which there is not a market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

Accounts Receivable and Allowance for Doubtful Accounts

The Company provides an allowance for doubtful accounts equal to the estimated uncollectible amounts. The Company's estimate is based on historical collection experience and a review of the current status of accounts receivable. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change. Accounts receivable are presented net of an allowance for doubtful accounts of $0 at December 31, 2014.

Management's Review for Subsequent Events

Management had evaluated subsequent events through February 13, 2015, the date which the financial statements were available to be issued.

NOTE 2 - TAXES ON INCOME

As a partnership, the company is not a taxpaying entity for federal or state income tax purposes. Accordingly, no income tax expense has been recorded in the statements for U.S. tax purposes. All income or losses will be reported on the individual members' income tax returns for U.S. tax purposes.

The Company adopted the accounting pronouncement dealing with uncertain tax positions, as of January 1, 2009. Upon adoption of this accounting pronouncement, the Company had no unrecognized tax benefits. Furthermore, the Company had no unrecognized tax benefits as of December 31, 2014.

The German subsidiary and Swiss branch are treated as separate entities and are subject to trade and income taxes.

NOTE 3 - NET CAPITAL

As a broker dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as derived, not exceeding 15 to 1. The Company's net capital as computed under 15c3-1, was $199,660 at December 31, 2014, which exceeded required net capital of $27,912 by $171,748. The ratio of aggregate indebtedness to net capital at December 31, 2014 was 209.7%.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

The Company has various non-cancelable operating leases on facilities, some of which contain provisions for rent free periods. The total amount of the rental payments due over the lease term is being charged to rent expense on the straight-line method over the term of the lease. The difference between rent expense recorded and the amount paid is credited or charged to "Accrued Rent", which is included in "Accounts payable and accrued expenses" in the accompanying Statement of Financial Condition.

NOTE 4 – COMMITMENTS AND CONTINGENCIES (Continued)

Minimum annual rental commitments are as follows:

Fiscal Year Ending	Minimum Lease Commitments
2015	62,775
2016	64,112
2017	5,352
Total	$132,239

Rent expense for the year ending December 31, 2014 was $119,625.

JSB PARNTERS, LP

SUPPLEMENTARY SCHEDULES

FOR THE YEAR ENDED DECEMBER 31, 2014

JSB PARTNERS, L.P.

SCHEDULE I

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2013

Total ownership equity from statement of financial condition	$ 492,970
Total nonallowable assets from statement of financial condition	(272,993)
Net capital before haircuts on foreign cash balances	$ 219,977
Haircuts on foreign cash balances	(20,317)
Net capital	$ 199,660
Aggregate indebtedness:	
Total A.I. liabilities from statement of financial condition	$ 418,687
Total aggregate indebtedness	$ 418,687
Percentage of aggregate indebtedness to net capital	209.7%
Computation of basic net capital requirement:	
Minimum net capital required (6-2/3% of A.I.)	$ 27,912
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement	$ 27,912
Excess net capital	$ 171,748
Excess net capital at 1000%	$ 157,791

No material changes have occurred in the computation from the the unaudited FOCUS filing and audit completion.

SCHEDULE II

JSB PARTNERS, L.P.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALER UNDER RULE 15c3-3 IF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2014

The Company is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

BRACE & ASSOCIATES, PLLC

Certified Public Accountant

PMB 335, 123 NASHUA ROAD, UNIT 17 LONDONDERRY, NH 03053 TEL. (603) 889-4243

FAX (603) 882-7371

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners
of JSB Partners, LP

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemptive Provisions, in which (1) JSB Partners, LP identified the following provisions of 17 C.F.R. §15c3-3(k) under which JSB Partners, LP claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i)) (the "exemption provisions") and (2) JSB Partners, LP stated that JSB Partners, LP met the identified exemption provisions throughout the most recent fiscal year without exception. JSB Partners, LP's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about JSB Partners, LP's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i)) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brace & Associates, PLLC

Brace & Associates, PLLC

Londonderry, NH

February 13, 2015

partners

460 Totten Pond Rd.
Suite 480
Waltham, MA 02451

USA

T: +1 978 318 9799
F: +1 978 318 6966

www.jsb-partners.com

January 29, 2015

Kari Brace, CPA

Brace & Associates, PLLC

PMB 335, 123 Nashua Rd, Unit 17

Londonderry, NH 03053

Dear Kari,

On behalf of JSB-Partners, LP, I, as Managing Member of its General Partner, attest to the following as required by the SEC in conjunction with our annual audit report for the period ending December 31, 2014:

- JSB-Partners, LP claims an exemption from SEC Rule 15c3-3 under the k(2)(i) provision.

- JSB-Partners, LP did not hold any customer funds or securities at any time during the year.

- JSB-Partners, LP met the identified exemption provisions throughout the reporting period of January 1, 2014 through December 31, 2014 without exception.

Wolfgang Stoiber

Managing Member of JSB-Partners, LLC, General Partner of

JSB-Partners, LP

NYC 416307.2

JSB PARTNERS, LP

SUPPLEMENTAL SIPC REPORT

DECEMBER 31, 2014

BRACE & ASSOCIATES, PLLC

Certified Public Accountant

PMB 335, 123 NASHUA ROAD, UNIT 17 LONDONDERRY, NH 03053 TEL. (603) 889-4243

FAX (603) 882-7371

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Partners of JSB Partners, LP

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by JSB Partners, LP, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating JSB Partners, LP's compliance with the applicable instructions of Form SIPC-7. JSB Partners, LP's management is responsible for JSB Partners, LP's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in July 2014 and January 2015, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Brace & Associates, PLLC

Brace & Associates, PLLC

Londonderry, NH

February 13, 2015

JSB PARTNERS, LP
DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT
FOR THE PERIOD ENDED DECEMBER 31, 2014

SCHEDULE OF ASSESSMENT PAYMENTS

General Assessment		**$ 1,789**
Less Payments Made:		
Date Paid	**Amount**	
07-10-14	**$ 882**	
PY Overpay	**96**	
		(978)
Interest on late payment(s)		
Total Assessment Balance or Overpayment		**$ 811**
Payment made with Form SIPC 7		**$ 811**
Overpayment to be applied		**$ 0**

See Accountant's Report

JSB PARTNERS, LP
DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT
FOR THE PERIOD ENDED DECEMBER 31, 2014

Total revenue	**$ 715,674**
Additions:	
Various (list)	
Total additions	**$ 0**
Deductions:	
Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products	**0**
Revenues from commodity transactions	**0**
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions	**0**
Net gain from securities in investment accounts	**0**
100% of commissions and markups earned from transactions in certificates of deposit, treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date	**0**
Other	**0**
Total deductions	**$ 0**
SIPC NET OPERATING REVENUES	**$ 715,674**
GENERAL ASSESSMENT @ .0025	**$ 1,789**

See Accountant's Report